EXHIBIT 99.1

Breakthrough for Volvo's New Gas Bus

GOTEBORG, Sweden, Sept. 5, 2005 (PRIMEZONE) -- Volvo Buses has received its first bus order for the new gas engine, the Volvo 7700. Bernmobil in Switzerland has placed an order for 32 articulated buses, with an option for 39 more.

Bernmobil is the local public transport company in the city of Bern. The company has decided to gradually replace its diesel-operated buses with gas buses for environmental reasons. The gas buses will run on biogas which, as opposed to natural gas, doesn't contribute to higher carbon dioxide levels.

Stage one for the company entails the order for 32 articulated buses from Volvo Buses. The first 10 buses will be shipped during summer 2006, with the remainder scheduled to follow in the autumn. The company also has an option for an additional 39 gas buses. The buses will be built in Volvo Buses' factory in Wroclaw, Poland.

"We are very proud to be chosen to deliver the first buses when Bern now takes a big step toward creating an even cleaner environment for its inhabitants," says Thierry Currit, head of Volvo Buses in Switzerland. "One of Volvo's core values is protecting the environment. It is therefore perfectly natural for Volvo Buses to constantly update and improve our range of gas buses."

Over 1,000 Gas Buses Delivered

Volvo Buses is one of Europe's leading manufacturers of gas buses with over 1,000 gas-operated vehicles delivered since the start in 1992. The company is now advancing to the next phase with the launch of its new 9-litre gas engine for natural gas or biogas. The new 9-litre engine outperforms its predecessor and maintains emission levels below both the Euro 5 and EEV, the European Union's special environmental class for environment-adapted vehicles.

But the engine is not the only new feature. Volvo Buses' complete low-floor city bus, the Volvo 7700 has undergone a series of improvements.

The improved model has a new ergonomic driver's seat, new front axle for better maneuverability, new electrical system and enhanced safety due to the reinforced front.

September 5, 2005

 For further information, please contact:
 Thierry Currit, head of Volvo Bus Switzerland
 +41 31 868 83 29
 Per-Martin Johansson, press officer
 +46 31 322 52 00

Volvo Bus Corporation is the world's second-largest manufacturer of large buses and coaches. The range comprises complete vehicles, chassis, bus bodies, transport system solutions for metropolitan traffic, leasing, financing and service contract maintenance. Volvo Bus Corporation is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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